CUSIP No. 40701T203	Schedule 13D	Page 1 of 36 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Hamilton Beach Brands Holding Company

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701T203

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40701T203	Schedule 13D	Page 2 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.04%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 40701T203	Schedule 13D	Page 3 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 359,013
	8	SHARED VOTING POWER 1,290,801
	9	SOLE DISPOSITIVE POWER 359,013
	10	SHARED DISPOSITIVE POWER 1,290,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,649,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.31%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 4 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,936
	8	SHARED VOTING POWER 404,212
	9	SOLE DISPOSITIVE POWER 34,936
	10	SHARED DISPOSITIVE POWER 1,614,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,649,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.31%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 5 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,289
	8	SHARED VOTING POWER 74,448
	9	SOLE DISPOSITIVE POWER 77,289
	10	SHARED DISPOSITIVE POWER 1,285,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.33%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 6 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,769
	8	SHARED VOTING POWER 8,902
	9	SOLE DISPOSITIVE POWER 83,769
	10	SHARED DISPOSITIVE POWER 1,219,568
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.11%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 7 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,965
	8	SHARED VOTING POWER 1,214,288
	9	SOLE DISPOSITIVE POWER 145,965
	10	SHARED DISPOSITIVE POWER 1,214,288
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.29%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 8 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,988
	8	SHARED VOTING POWER 1,930
	9	SOLE DISPOSITIVE POWER 8,988
	10	SHARED DISPOSITIVE POWER 340,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 9 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,080
	8	SHARED VOTING POWER 1,213,026
	9	SOLE DISPOSITIVE POWER 123,080
	10	SHARED DISPOSITIVE POWER 1,213,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.79%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 10 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,360
	8	SHARED VOTING POWER 123,080
	9	SOLE DISPOSITIVE POWER 2,360
	10	SHARED DISPOSITIVE POWER 1,333,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.79%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 11 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 193,586
	8	SHARED VOTING POWER 1,223,658
	9	SOLE DISPOSITIVE POWER 193,586
	10	SHARED DISPOSITIVE POWER 1,223,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.48%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 12 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,224,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.48%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 13 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,613
	8	SHARED VOTING POWER 199,965
	9	SOLE DISPOSITIVE POWER 6,613
	10	SHARED DISPOSITIVE POWER 1,410,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.48%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 14 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,622
	8	SHARED VOTING POWER 145,965
	9	SOLE DISPOSITIVE POWER 3,622
	10	SHARED DISPOSITIVE POWER 1,356,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.29%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 15 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,448
	8	SHARED VOTING POWER 77,289
	9	SOLE DISPOSITIVE POWER 74,448
	10	SHARED DISPOSITIVE POWER 1,287,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.33%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 16 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,768
	8	SHARED VOTING POWER 1,771
	9	SOLE DISPOSITIVE POWER 15,768
	10	SHARED DISPOSITIVE POWER 340,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.40%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 17 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,640
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,640
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.15%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 18 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,902
	8	SHARED VOTING POWER 83,769
	9	SOLE DISPOSITIVE POWER 8,902
	10	SHARED DISPOSITIVE POWER 1,294,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.11%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 19 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott W. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 10,568
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 348,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.27%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 20 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 10,196
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 348,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 21 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas P. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,407
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,407
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 22 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,399
	8	SHARED VOTING POWER 240
	9	SOLE DISPOSITIVE POWER 10,399
	10	SHARED DISPOSITIVE POWER 338,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 23 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 563
	8	SHARED VOTING POWER 15,768
	9	SOLE DISPOSITIVE POWER 563
	10	SHARED DISPOSITIVE POWER 355,271
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.40%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 24 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,568
	8	SHARED VOTING POWER 722
	9	SOLE DISPOSITIVE POWER 10,568
	10	SHARED DISPOSITIVE POWER 339,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.27%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701T203	Schedule 13D	Page 25 of 36 Pages

Part II to Schedule 13D

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Class B common stock, par value $0.01 per share (“Class B Common”), of Hamilton Beach Brands Holding Company (the “Issuer”). The address of the principal executive offices of the Issuer is Hamilton Beach Brands Holding Company, 4421 Waterfront Dr., Glen Allen, Virginia 23060.

Item 2.	Identity and Background.

(a)—(c) This Schedule 13D is filed on behalf of Rankin Associates II, L.P., a Delaware limited partnership (“Rankin II”), the individuals whose trusts are the stockholders of Rankin Management, Inc. (“RMI”), the general partner of Rankin II (the “General Partner”), and the individuals and entities holding limited partnership interests in Rankin II (such individuals and entities, the “Limited Partners,” and together with the General Partner, the “Partners”) (such stockholders, individuals, entities and Rankin II, collectively, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class B Common of the Issuer as a result of becoming signatories to the Limited Partnership Agreement of Rankin II, dated as of February 6, 1988, as amended, among the Partners (the “Rankin II Partnership Agreement”), filed as Exhibits 1, 2 and 3 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

Rankin Associates II, L.P. Rankin II is a Delaware limited partnership. Its principal business is to hold, under common management, shares of NACCO Class A Common (as defined below), as well as shares of Class A common stock, par value $0.01 per share (“Class A Common”) and Class B Common, beneficially owned by certain of the Reporting Persons. RMI is the General Partner of Rankin II. The address of its principal business and its principal office is 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124.

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of the Issuer at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster-Yale Materials Handling, Inc., a Delaware corporation, at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO Industries, Inc., a Delaware corporation (“NACCO”), at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

Victoire G. Rankin. Ms. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. She is not employed.

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is a sales associate at Wool and Willow.

Clara T. Rankin Williams. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

Thomas T. Rankin. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

Matthew M. Rankin. Mr. Rankin’s resident address is 2011 St. Andrews Road, Greensboro, North Carolina 27408. He is President and CEO at Carlisle Residential Properties.

CUSIP No. 40701T203	Schedule 13D	Page 26 of 36 Pages

Claiborne R. Rankin. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040. He is a private investor.

Chloe O. Rankin. Ms. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. She is not employed.

Roger F. Rankin. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Bruce T. Rankin. Mr. Rankin’s resident address is 131 Southwyck Drive, Chagrin Falls, Ohio 44022. He is not employed.

Alison A. Rankin. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Corbin K. Rankin. Ms. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. She is not employed.

John C. Butler, Jr. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. Mr. Butler’s business address is 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124. He is President and CEO of NACCO and The North American Coal Corporation.

James T. Rankin. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

Claiborne R. Rankin, Jr. Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

David B. Williams. Mr. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. His business address is 221 W. LaSalle, 37th Floor, North Wacker Drive, Suite 3230, Chicago, Illinois 60606. He is an attorney with Williams, Bax & Saltzman, P.C.

Scott W. Seelbach. Mr. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, OH 44122. He is a private equity principal.

Elizabeth B. Rankin. Mrs. Rankin’s resident address is 2011 St. Andrews Road, Greensboro, North Carolina 27408. She is not employed.

Thomas P. Rankin. Mr. Rankin’s resident address is 20 Commerce St. Apt. BW, New York, New York 10014. He is a student.

Julia Rankin Kuipers. Ms. Kuipers’ resident address is 11 Sargent Road, Winchester, MA 01890. She is not employed.

Lynne T. Rankin. Mrs. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. She is not employed.

Chloe R. Seelbach. Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

(d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

CUSIP No. 40701T203	Schedule 13D	Page 27 of 36 Pages

(f) All of the individuals identified in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Class B Common held by the Reporting Persons were acquired on September 29, 2017 when NACCO completed the spin-off of the Issuer to NACCO’s stockholders (the “Spin-off”). Immediately following the Spin-off, the Issuer became an independent public company.

To effect the Spin-off, NACCO made a distribution of all of the outstanding shares of the Issuer’s common stock held by NACCO to NACCO common stockholders as of the record date, which was the close of business on September 26, 2017. For each share of Class A common stock of NACCO, par value $1.00 per share (the “NACCO Class A Common”), held on September 26, 2017, NACCO distributed one share of Class A Common and one share of Class B Common. Similarly, for each share of Class B common stock of NACCO, par value $1.00 per share (the “NACCO Class B Common,” and together with the NACCO Class A Common, the “NACCO Common”), held on September 26, 2017, NACCO distributed one share of Class A Common and one share of Class B Common.

NACCO stockholders were not required to pay for shares of Class A Common or Class B Common received in the Spin-off, or to surrender or exchange shares of NACCO Class A Common or NACCO Class B Common or take any other action to receive the Class A Common or Class B Common.

Immediately after the Spin-off, holders of NACCO Class A Common and NACCO Class B Common held all of the outstanding shares of the Class A Common and Class B Common. In connection with the Spin-off, NACCO distributed 6,836,716 shares of Class A Common and 6,836,716 shares of Class B Common to NACCO stockholders.

Item 4.	Purpose of Transaction.

The purpose of the formation of Rankin II and the Partners entering into and delivering the Rankin II Partnership Agreement, and the acquisition by Rankin II of the securities that it held prior to the Spin-off, including shares of NACCO Common, was to (a) provide the Reporting Persons with a mechanism for consolidating the management of their holdings, including shares of NACCO Common, in a manner that would allow coordinated family management of such securities and (b) facilitate the estate planning objectives of the Reporting Persons. As a result of the Spin-off, Rankin II holds Class A Common and Class B Common. Rankin II also (a) provides the Reporting Persons with a mechanism for consolidating the management of their holdings of Class A Common and Class B Common in a manner that would allow coordinated family management of such Class A Common and Class B Common and (b) facilitates the estate planning objectives of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 338,295 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Rankin II Partnership Agreement, representing 7.04% of the outstanding Class B Common as of December 31, 2017.

Rankin Associates II, L.P. Rankin II may be deemed to beneficially own 338,295 shares of Class B Common held by Rankin II. Although Rankin II holds the 338,295 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. The General Partner has the sole power to vote such shares and shares the power to dispose of such shares with the other Partners. The General Partner exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of the General Partner. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class B Common or convert Class B Common into Class A Common without the consent of the General Partner and the approval of the holders of more than 75% of all of the partnership interests of Rankin II. Collectively, the 338,295 shares of Class B Common beneficially owned by Rankin II constitute approximately 7.04% of the Class B Common outstanding as of December 31, 2017.

CUSIP No. 40701T203	Schedule 13D	Page 28 of 36 Pages

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 359,013 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin Associates I, L.P. (“Rankin I”) with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin Associates IV, L.P. (“Rankin IV”) with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the General Partner and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other Partners, (d) shares with his mother (Clara L.T. Rankin) the power to vote and dispose of 9,600 shares of Class B Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren, (e) shares with PNC Bank, N.A. the power to vote and dispose of 21,286 shares of Class B Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren, (f) is deemed to share with his spouse (Victoire G. Rankin) the power to vote and dispose of 34,936 shares of Class B Common owned by his spouse and (g) shares with his brother (Bruce T. Rankin) the power to dispose of 14,313 shares of Class B Common held in trust for the benefit of that brother. Collectively, the 1,649,814 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 34.31% of the Class B Common outstanding as of December 31, 2017.

Victoire G. Rankin. Ms. Rankin has the sole power to vote and to dispose of 34,936 shares of Class B Common. Ms. Rankin is deemed to share the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Rankin is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of (a) 359,013 shares of Class B Common owned by her spouse, (b) 9,600 shares of Class B Common pursuant to an agreement with Clara L.T. Rankin, creating a trust for the benefit of Clara L.T. Rankin’s grandchildren, because her spouse is a co-trustee of such trust, (c) 21,286 shares of Class B Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren because her spouse is trustee of such trusts and (d) 14,313 shares of Class B Common held in trust for the benefit of Bruce T. Rankin because her spouse is trustee of such trust. Collectively, the 1,649,814 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 34.31% of the Class B Common outstanding as of December 31, 2017.

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 77,289 shares of Class B Common. Ms. Butler shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Butler (a) is deemed to share with her spouse (John C. Butler, Jr.) the power to vote and dispose of 66,438 shares of Class B Common held by her spouse and (b) is deemed to share with her spouse (John C. Butler, Jr., as trustee) the power to vote and dispose of (i) 4,083 shares of Class B Common held in a trust for the benefit of her daughter (Clara R. Butler) and (ii) 3,927 shares of Class B Common held in a trust for the benefit of her son (Griffin B. Butler). Collectively, the 1,362,403 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 28.33% of the Class B Common outstanding as of December 31, 2017.

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 83,769 shares of Class B Common held in trust. Ms. Williams shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Williams is deemed to share with her spouse (David B. Williams) the power to vote and dispose of 8,902 shares of Class B Common owned by her spouse. Collectively, the 1,303,337 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 27.11% of the Class B Common outstanding as of December 31, 2017.

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 145,965 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B

CUSIP No. 40701T203	Schedule 13D	Page 29 of 36 Pages

Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the General Partner and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other Partners and (d) is deemed to share with his spouse (Corbin K. Rankin) the power to vote and dispose of 3,622 shares of Class B Common owned by his spouse. Collectively, the 1,360,253 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 28.29% of the Class B Common outstanding as of December 31, 2017.

Matthew M. Rankin. Mr. Rankin has the sole power to vote and dispose of 8,988 shares of Class B Common. Mr. Rankin is deemed to share the power to dispose of 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Mr. Rankin (a) shares with his brother (James T. Rankin) the power to vote and dispose of 645 shares of Class B Common held in a trust for the benefit of his daughter (Mary M. Rankin) because Mr. Rankin is co-trustee of the trust, (b) shares with his brother (James T. Rankin) the power to vote and dispose of 563 shares of Class B Common held in a trust for the benefit of his son (William A. Rankin) because Mr. Rankin is co-trustee of the trust and (c) is deemed to share with his spouse (Elizabeth B. Rankin) the power to vote and dispose of 722 shares of Class B Common owned by his spouse. Collectively, the 349,213 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 7.26% of the Class B Common outstanding as of December 31, 2017.

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 123,080 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the General Partner and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other Partners and (d) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 2,360 shares of Class B Common owned by his spouse. Collectively, the 1,336,106 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 27.79% of the Class B Common outstanding as of December 31, 2017.

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,360 shares of Class B Common held in a trust for her benefit. Ms. Rankin shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Rankin is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 123,080 shares of Class B Common owned by her spouse. Collectively, the 1,336,106 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 27.79% of the Class B Common outstanding as of December 31, 2017.

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 193,586 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV, (c) as trustee and beneficiary of certain trusts, shares the power to vote the 338,295 shares of Class B Common held by Rankin II with the General Partner and shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the other Partners, (d) is deemed to share with his spouse (Alison A. Rankin) the power to vote

CUSIP No. 40701T203	Schedule 13D	Page 30 of 36 Pages

and dispose of 6,613 shares of Class B Common owned by his spouse and (e) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 4,133 shares of Class B Common held in trust for his daughter (A. Farnham Rankin) and 2,246 shares of Class B Common held in trust for another daughter (Elisabeth M. Rankin) for which his spouse is trustee. Collectively, the 1,417,244 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 29.48% of the Class B Common outstanding as of December 31, 2017.

Bruce T. Rankin. Mr. Rankin (a) as primary beneficiary of the Bruce T. Rankin Trust, which is a limited partner of Rankin I, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the general partners and the other limited partners of Rankin I, (b) as primary beneficiary of the Bruce T. Rankin Trust, which is a limited partner of Rankin IV, shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the general partners and the other limited partners of Rankin IV, (c) as primary beneficiary of the Bruce T. Rankin Trust, which is a Limited Partner, shares the power to dispose of the 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners and (d) is deemed to share with his brother (Alfred M. Rankin, Jr.) the power to dispose of 14,313 shares of Class B Common held by a trust created for his benefit and for which his brother is the trustee. Collectively, the 1,224,979 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 25.48% of the Class B Common outstanding as of December 31, 2017.

Alison A. Rankin. Ms. Rankin has the sole power to vote and dispose of 6,613 shares of Class B Common held in trusts for her benefit. Ms. Rankin shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Rankin is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose (a) 193,586 shares of Class B Common owned by her spouse, (b) 4,133 shares of Class B Common held in trust for her daughter (A. Farnham Rankin) and (c) 2,246 shares of Class B Common held in trust for another daughter (Elisabeth M. Rankin) for which Ms. Rankin is trustee. Collectively, the 1,417,244 shares of Class B Common beneficially owned by Alison A. Rankin constitute approximately 29.48% of the Class B Common outstanding as of December 31, 2017.

Corbin K. Rankin. Ms. Rankin has the sole power to vote and dispose of 3,622 shares of Class B Common. Ms. Rankin shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Rankin is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose 145,965 shares of Class B Common owned by her spouse. Collectively, the 1,360,253 shares of Class B Common beneficially owned by Corbin K. Rankin, constitute approximately 28.29% of the Class B Common outstanding as of December 31, 2017.

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 74,448 shares of Class B Common. Mr. Butler has the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Mr. Butler is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose 77,289 shares of Class B Common owned by his spouse. Collectively, the 1,362,403 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 28.33% of the Class B Common outstanding as of December 31, 2017.

James T. Rankin. Mr. Rankin has the sole power to vote and dispose of 15,768 shares of Class B Common. Mr. Rankin shares the power to dispose of 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Mr. Rankin is deemed to share with his spouse (Lynne T. Rankin) the power to vote and dispose of 563 shares of Class B Common owned by his spouse. Mr. Rankin (a) shares with his brother (Matthew M. Rankin) the power to vote and dispose of 645 shares of Class B Common held in a trust for the benefit of his daughter (Mary M. Rankin) because Mr. Rankin is co-trustee of the trust and (b) shares with his brother (Matthew M. Rankin) the power to vote and dispose of 563 shares of Class B Common held in a trust for the benefit of his son (William A. Rankin) because Mr. Rankin is co-trustee of the trust. Collectively, the 355,834 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 7.40% of the Class B Common outstanding as of December 31, 2017.

CUSIP No. 40701T203	Schedule 13D	Page 31 of 36 Pages

Claiborne R. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 5,640 shares of Class B Common. Mr. Rankin shares the power to dispose of 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Collectively, the 343,935 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 7.15% of the Class B Common outstanding as of December 31, 2017.

David B. Williams. Mr. Williams has the sole power to vote and dispose of 8,902 shares of Class B Common. Mr. Williams is deemed to share the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Mr. Williams is deemed to share with his spouse (Clara T. Rankin Williams) (a) the power to vote and dispose 77,289 shares of Class B Common beneficially owned by his spouse and (b) the power to vote and dispose (i) 3,927 shares of Class Common B, held in a trust for his daughter (Margo Jamison Victoire Williams), for which his spouse is the trustee and (ii) 2,553 shares of Class B Common, held in a trust for his daughter (Helen Charles Williams), for which his spouse is the trustee. Collectively, the 1,303,337 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 27.11% of the Class B Common outstanding as of December 31, 2017.

Scott W. Seelbach. Mr. Seelbach has the sole power to vote and dispose of 722 shares of Class Common B. Mr. Seelbach is deemed to share the power to dispose of 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Mr. Seelbach is deemed to share with his spouse (Chloe R. Seelbach) the power to vote and dispose of 10,568 shares of Class B Common owned by his spouse. Collectively, the 349,585 shares of Class B Common beneficially owned by Mr. Seelbach constitute approximately 7.27% of the Class B Common outstanding as of December 31, 2017.

Elizabeth B. Rankin. Ms. Rankin has the sole power to vote and dispose of 722 shares of Class B Common. Ms. Rankin is deemed to share the power to dispose of 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Rankin is deemed to share with her spouse (Matthew M. Rankin) the power to vote and dispose of 10,196 shares of Class B Common owned by her spouse. Collectively, the 349,213 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 7.26% of the Class B Common outstanding as of December 31, 2017.

Thomas P. Rankin. Mr. Rankin has the sole power to vote and dispose of 8,407 shares of Class B Common. Mr. Rankin shares the power to dispose of 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Collectively, the 346,702 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 7.21% of the Class B Common outstanding as of December 31, 2017.

Julia Rankin Kuipers. Ms. Kuipers has the sole power to vote and dispose of 10,399 shares of Class B Common. Ms. Kuipers shares the power to dispose of 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Kuipers is deemed to share with her spouse (Jacob A. Kuipers) the power to vote and dispose of 240 shares of Class B Common owned by her spouse. Collectively, the 348,934 shares of Class B Common beneficially owned by Ms. Kuipers constitute approximately 7.26% of the Class B Common outstanding as of December 31, 2017.

Lynne T. Rankin. Ms. Rankin has the sole power to vote and dispose of 563 shares of Class B Common. Ms. Rankin shares the power to dispose of 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Rankin is deemed to share with her spouse (James T. Rankin) (a) the power to vote and dispose of 15,768 shares of Class B Common owned by her spouse, (b) the power to dispose of 645 shares of Class B Common held in a trust for the benefit of her daughter (Mary M. Rankin) because her spouse is co-trustee of the trust and (c) the power to dispose of 563 shares of Class B Common held in a trust for the benefit of her son (William A. Rankin) because her spouse is co-trustee of the trust. Collectively, the 355,834 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 7.40% of the Class B Common outstanding as of December 31, 2017.

Chloe R. Seelbach. Ms. Seelbach has the sole power to vote and dispose of 10,568 shares of Class B Common. Ms. Seelbach is deemed to share the power to dispose of 338,295 shares of Class B Common held by Rankin II with the General Partner and other Limited Partners. Ms. Seelbach is deemed to share with her spouse (Scott W. Seelbach)

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the power to vote and dispose of 722 shares of Class B Common owned by her spouse. Collectively, the 349,585 shares of Class B Common beneficially owned by Ms. Seelbach constitute approximately 7.27% of the Class B Common outstanding as of December 31, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Rankin Associates II, L.P.

Under the terms of the Rankin II Partnership Agreement, filed as Exhibit 1 hereto and incorporated herein by reference, as amended by that certain Amendment No. 1 to Limited Partnership Agreement of Rankin II, dated as of December 26, 2001, filed as Exhibit 2 hereto and incorporated herein by reference, as amended by that certain Amendment No. 2 to Limited Partnership Agreement of Rankin II, dated as of December 17, 2002, filed as Exhibit 3 hereto and incorporated herein by reference, as amended by that certain Addendum to the Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 4 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 5 hereto and incorporated herein by reference, RMI, as the General Partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. The General Partner exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of the General Partner. The General Partner shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other Partners. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the General Partner and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the Partners and provides the Partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a Partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the Partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

Stockholders’ Agreement

The Stockholders’ Agreement, dated as of September 29, 2017, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 6 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common that are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered a right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

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Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of 30 business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common that are subject to the terms of the Stockholders’ Agreement. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Stockholders’ Agreement.

Transfer Restriction Agreement

Under the terms of the Transfer Restriction Agreement, dated as of September 29, 2017 (the “TRA”), filed as Exhibit 7 hereto and incorporated herein by reference, the Issuer, NACCO, and certain signatories thereto have agreed to certain restrictions on transactions involving securities of the Issuer or NACCO. Absent a ruling from the Internal Revenue Service (“IRS”), an unqualified tax opinion from approved counsel, or approval by the Issuer as the administrator of the TRA, the TRA prohibits members of NACCO’s extended founding family, for a two-year period following the Spin-off, from (a) acquiring any stock of either NACCO or the Issuer (other than acquisitions of stock pursuant to an equity compensation plan of either NACCO or the Issuer) or (b) transferring directly or indirectly any stock owned by the extended founding family.

The TRA further provides that the five-percent voting limitation on transfers of Issuer voting power will be converted to a 35-percent limitation if NACCO or the Issuer obtains a private letter ruling from the IRS or an unqualified tax opinion substantially to the effect that the increase in voting power by holders of Class B Common by reason of the conversion by other holders of Class B Common to Class A Common will not be taken into account for purposes of Section 355(e) of the Internal Revenue Code.

Rankin Associates I, L.P.

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin I, dated as of March 27, 2002 (as amended, the “Rankin I Partnership Agreement”), filed as Exhibit 8 hereto and incorporated herein by reference, as amended by that certain Written Consent of General Partners of Rankin I, dated as of December 31, 2012, filed as Exhibit 9 hereto and incorporated herein by reference, as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 10 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 11 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I (the “Rankin I General Partners”), share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the Rankin I General Partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the Rankin I General Partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

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The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

Rankin Associates IV, L.P.

Under the terms of the Amended and Restated Rankin IV Partnership Agreement, dated as of February 7, 2005 (as amended, the “Rankin IV Partnership Agreement”), filed as Exhibit 12 hereto and incorporated herein by reference, as amended by that certain Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of March 22, 2006, filed as Exhibit 13 hereto and incorporated herein by reference, as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of October 28, 2016, filed as Exhibit 14 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 15 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Except as set forth above in this Schedule 13D or the exhibits hereto, none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Limited Partnership Agreement of Rankin Associates II, L.P., dated as of February 6, 1998, as amended (incorporated by reference to Exhibit 4 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on February 18, 1998 by Rankin Associates II, L.P. and other persons named therein (Commission File No. 005-38001)).

Exhibit 2	Amendment No. 1 to Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 26, 2001 (incorporated by reference to Exhibit 7 of the Schedule 13D, as amended, related to the Class B Common, initially filed on October 6, 2017 by signatories to the Stockholders’ Agreement (Commission File No. 005-90132)).

Exhibit 3	Amendment No. 2 to Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 17, 2002 (incorporated by reference to Exhibit 8 of the Schedule 13D, as amended, related to the Class B Common, initially filed on October 6, 2017 by signatories to the Stockholders’ Agreement (Commission File No. 005-90132)).

Exhibit 4	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of October 28, 2016.

Exhibit 5	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 12, 2017.

Exhibit 6	Stockholders’ Agreement, dated as of September 29, 2017, by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on October 4, 2017 (Commission File No. 001-38214)).

Exhibit 7	Transfer Restriction Agreement, dated as of September 29, 2017, by and among the Issuer, NACCO and the signatories thereto (incorporated by reference to Exhibit 2 of the Schedule 13D, as amended, related to the Class B Common, initially filed on October 6, 2017 by signatories to the Stockholders’ Agreement (Commission File No. 005-90132)).

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Exhibit 8	Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002, as amended (incorporated by reference to Exhibit 2 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on March 27, 2002 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-38001)).

Exhibit 9	Written Consent of General Partners of Rankin Associates I, L.P., executed as of December 31, 2012 (incorporated by reference to Exhibit 8 of the Schedule 13D, as amended, related to Hyster-Yale Materials Handling, Inc. Class B common stock, initially filed on February 14, 2014 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-87003)).

Exhibit 10	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of October 28, 2016 (incorporated by reference to Exhibit 5 of the Schedule 13D, as amended, related to the Class B Common, initially filed on October 6, 2017 by signatories to the Stockholders’ Agreement (Commission File No. 005-90132)).

Exhibit 11	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 12, 2017.

Exhibit 12	Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of February 7, 2005, as amended (incorporated by reference to Exhibit 1 of the Schedule 13D, as amended, related to the NACCO Class A Common, initially filed on February 15, 2005 by Rankin Associates IV, L.P. and other persons named therein (Commission File No. 005- 38001)).

Exhibit 13	Amendment to the Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of March 22, 2006 (incorporated by reference to Exhibit 10 of the Schedule 13D, as amended, related to the Class B Common, initially filed on October 6, 2017 by signatories to the Stockholders’ Agreement (Commission File No. 005-90132)).

Exhibit 14	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of October 28, 2016 (incorporated by reference to Exhibit 11 of the Schedule 13D, as amended, related to the Class B Common, initially filed on October 6, 2017 by signatories to the Stockholders’ Agreement (Commission File No. 005-90132)).

Exhibit 15	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 12, 2017.

Exhibit 16	Joint Filing Agreement.

Exhibit 17	Power of Attorney (included in Exhibit 1).

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

Name: Rankin Associates II, L.P.
By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 13.